MAIL STOP 3561


								December 12, 2005



Jonathan J. Ledecky
President
Endeavor Acquisition Corp.
180 Madison Avenue, Suite 2305
New York, New York 10016


RE:	Endeavor Acquisition Corp.
	Amendment 2 to Registration Statement on Form S-1
	Filed November 29, 2005
      File No. 333-128440

Dear Mr. Ledecky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management, page 35

1. The consent of Richard Roberts should be filed in acccordance with Rule 438 of Regulation C.



Principal Stockholders, page 42

2. We note that your executive officers have committed to place limit orders on warrants at a price of $.80 per warrant for the first three month period after separate trading, $0.90 per warrant during the second three month period and at a price of $1.00 per warrant thereafter until December 2006. Please clarify this arrangement in greater detail, such as the amount of warrants the executive officers are committed to for each of the period.

Certain Transactions, page 44

3. Mr. Ledecky and Tower Trust transferred 20,000 shares of common stock to Richard Y. Roberts. Please disclose in this section Mr. Roberts relationship to Endeavor and the nature of his interest and the amount of such interest, i.e., the value of the shares he received.
Underwriting, page 50

4. We understand that you have granted Ladenburg Thalmann the right to have an observer present at all meetings of the board of directors for a period of two years. Please explain the purpose of having a designee that will be able to attend all board meetings and receive non-public communications of the company and how this complies with
Rule 10b5-1.

Financial Statements

Notes to Financial Statements

Note 2 - Proposed Public Offering, F-8

5. We noted your revised disclosure relating to the estimated fair value UPO; however, it is unclear how you determined an expected life assumption of 30 days is appropriate. Please note, the use of an expected term assumption shorter than the contractual term would not be appropriate in estimating fair value. Accordingly, please revise your estimate of the expected life to use the maximum contractual term of the UPO. Refer to footnote 7 of SAB 107.
Other Regulatory

6. Please note the updating requirements of Article 3 of Regulation
S-X and provide a currently dated consent with any amendment to the registration statement.

Part II
Recent Sales of Unregistered Securities, page II-4

7. Please disclose the offering price of the securities to Mr.
Roberts, or if securities were sold other than for cash, describe the transaction and the type and amount of consideration received by Endeavor.

8. Please provide the section of the Securities Act or the rule of the Commission under which you claim exemption from registration and the facts relied upon to make the exemption available.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551- 3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to H. Yuna Peng at (202) 551-3391, or Donald Rinehart, who supervised the review of your filing, at
(202) 551-3235.

      Sincerely,



John Reynolds
Assistant Director

cc: 	David Alan Miller, Esq. (by facsimile)
      	212-818-8881
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Jonathan J. Ledecky
Endeavor Acquisition Corp.
December 12, 2005
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